UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, December 2022

Commission File Number 001-41085

SNOW LAKE RESOURCES LTD.

(Translation of registrant’s name into English)

242 Hargrave Street, #1700

Winnipeg, Manitoba R3C 0V1 Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 15, 2022, Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (the “Company”) issued a press release announcing that as confirmed in the Company’s press release dated December 14, 2022, the annual general and special meeting of the Company’s shareholders has been postponed by the board of directors of the Company until 9:00 a.m. (Central Time) on January 17, 2023.

A copy of that press release is attached as Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release titled “Snow Lake Lithium Confirms No Shareholders Meeting Will Take Place on December 15, 2022” dated December 15, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2022	SNOW LAKE RESOURCES LTD.

	By:	/s/ Philip Gross
Philip Gross
Chief Executive Officer and Director